LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2007	nquint@luselaw.com

May 11, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Christian Windsor, Esq.
Special Counsel

Re:	Georgetown Bancorp, Inc.
SBERA 401(k) Plan as Adopted by Georgetown Savings Bank
Registration No. 333-180018
Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Georgetown Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby we are hereby responding to comment number 1 from the Staff’s comment letter dated May 8, 2012.  Set forth below are those comments, as well as the Company’s responses to those comments.

Amendment No. 1 to Form S-1

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

●	Describe how and when a company may lose emerging growth company status;

LUSE GORMAN POMERENK & SCHICK
    A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 11, 2012

●
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	Your election under Section 107(b) of the Act:

●
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

●
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

As discussed with the staff, the Company believes that it is not an Emerging Growth Company and, therefore, no additional disclosure is required.

*   *   *   *   *

We trust the foregoing is responsive to the staff’s comments.  Please advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures
cc:	David Lin, Esq.
Robert E. Balletto, President and
   Chief Executive Officer
Eric Luse, Esq.